THE QUIGLEY CORPORATION

KELLS BUILDING

621 SHADY RETREAT ROAD

DOYLESTOWN, PENNSYLVANIA 18901

TEL. 215-345-0919

FAX 215-345-5920

January 19, 2006

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549-601

Attention: Jim B. Rosenberg

Re:	The Quigley Corporation (“TQC”)
Form 10-K for the fiscal year ended December 31, 2004
File No. 000-21617

Ladies and Gentlemen:

Pursuant to discussions with Ms. Amy C. Bruckner, Staff Accountant, Division of Corporation Finance, with the Securities and Exchange Commission (the “Commission”) on October 11, 25, November 22, 2005 and January 10, 2006, we are providing additional commentary to supplement, which should be considered as part of an entire response, and not replace our previous responses to the letter of comment dated August 4, 2005 from the Commission (the “Commission Letter”) filed on August 29, 2005 and additional commentary filed on October 17, November 7, and December 5, 2005 with the Commission. We have reviewed the additional commentary with our auditors and the following reflect our further responses to the Commission Letter. The following future suggested disclosure supplements our previous suggested disclosure for our next annual report on Form 10-K for the fiscal year ended December 31, 2005, which utilizes as a basis, our annual report on Form 10-K for the fiscal year ended December 31, 2004 filed with the Commission on March 31, 2005.

3.

We note that you account for cooperative advertising expense as a deduction from sales, as opposed to “bonus product,” which you account for as cost of sales. Please tell us why you believe your accounting treatment for each form of advertising complies with U.S. GAAP including EITF 01-9, particularly paragraph 9.

TQC Response (Additional Commentary No. 4)

EITF 01-9, particularly paragraphs 9 and 11, presumes that cash consideration given by a vendor to a customer to be a reduction of the selling prices of the vendors products. Conversely, the Health and Wellness Segment’s customers and Independent Distributor Representatives (“IR’s”) are not offered or given cash consideration as an allowance, or as a percentage rebate of direct purchases made, and that the aforementioned are not offered any cooperative advertising incentives of any type within the Health and Wellness Segment during the fiscal calendar year.

In the Health and Wellness Segment, agreements with (“IR’s”) require payments to them to be calculated based upon net commissionable sales of other IR’s in their down-line and not on any of their individual purchases of products including not taking title to the products that are sold by other IR’s. Such payments are related to expand the cycle of additional IR’s and for maintaining the distribution channel for this segment’s products.

In consideration of previous submissions, the disclosure for “Summary of Significant Accounting Policies” as presented in our annual report on Form 10-K for the fiscal year ended December 31, 2004 filed with the Commission on March 31, 2005 can be expanded with the next annual filing with the Commission to reflect disclosures as follows:

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cost of Sales

For the Cold Remedy Segment, in accordance with contract terms, payments calculated based upon net sales collected to the patent holder of the Cold-Eeze formulation and payments to the corporation founders and developers of the final saleable Cold-Eeze product amounting to $2,052,746, $1,805,294 and $1,421,475, respectively, at December 31, 2004, 2003 and 2002 are presented in the financial statements as cost of sales.

In the Health and Wellness Segment, agreements with Independent Distributor Representatives (“IR’s”) require payments to them to be calculated based upon net commissionable sales of other IR’s in their down-line and not on any of their individual purchases of products including not taking title to the products that are sold by other IR’s. In accordance with EITF 01-9, such payments to the IR’s do not qualify as a reduction of the selling price as these payments are not offered as an allowance, or as a percentage rebate of direct purchases made, and the IR’s are not offered any cooperative advertising incentives of any type. Such payments, among other factors, are related to expand the cycle of additional IR’s and for maintaining the distribution channel for this segment’s products.

Accordingly, such distribution payments amounting to $9,053,612, $9,439,100 and $6,813,114, respectively, at December 31, 2004, 2003 and 2002 are presented in the financial statements as cost of sales.

The Company acknowledges that staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and the Company will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ George J. Longo

George J. Longo

Vice President and Chief Financial Officer

2